DAVID M. LOEV, ATTORNEY AT LAW
                         6300 WEST LOOP SOUTH, SUITE 280
                              BELLAIRE, TEXAS 77401
                            TELEPHONE (713) 524-4110
                             FACSIMILE (713) 524-4122

                                November 8, 2006

Mr. Derek B. Swanson                                 VIA FAX AT (202) 772-9205
Division of Corporate Finance                        -------------------------
United States Securities and Exchange Commission           AND VIA EDGAR
Mail Stop 3720                                             -------------
100 F. Street, N.E.
Washington, D.C. 20549
Phone: (202) 551-3366

Re:     Data Call Technologies, Inc.
        Amendment No. 3 to Form SB-2
        Filed October 26, 2006
        File No. 333-131948

Dear Mr. Swanson:

     In response to your telephone conversion with our office on November 6, 2006, regarding your remaining comments regarding the Amended Form SB-2 Registration Statement of Data Call Technologies, Inc., formerly, Data Call Technologies ("Data Call," "we," and "us"), we have the following responses:

1. FOLLOWING YOUR APPROVAL OF THE FOLLOWING REVISIONS, WE WILL FILE A FOURTH AMENDMENT TO OUR FORM SB-2 REGISTRATION STATEMENT TO MAKE THE FOLLOWING
REVISIONS  TO  OUR  PREVIOUS  DISCLOSURES  AND  ADD  THE  FOLLOWING INFORMATION:

     a) The references to the "six months ended June 30, 2006" in the introductory paragraph under "Summary Financial Data" on page 9 of the Registration Statement will be revised to refer to the "nine months ended September 30, 2006" and such paragraph will read as follows:

     "You should read the summary financial information presented below for the nine months ended September 30, 2006, and the year ended December 31, 2005. We derived the summary financial information from our unaudited quarterly financial statements for the three and nine months ended September 30, 2006 and our audited financial statements for the years ended December 31, 2005 and 2004, appearing elsewhere in this Prospectus. You should read this summary financial information in conjunction with our plan of operation, financial statements and related notes to the financial statements, each appearing elsewhere in this Prospectus."

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     b)  The  references  to  the  "six  months  ended  June 30, 2006" financial statements in the table of contents to the amended Registration Statement disclosed under page 58 of the Registration Statement will be revised to correctly refer to the "nine months ended September 30, 2006" and such table of contents will read as follows:

                   "TABLE OF CONTENTS TO FINANCIAL STATEMENTS
                    -----------------------------------------

          Data Call's unaudited three and nine months ended September 30, 2006 and September 30, 2005 financial statements and its audited year ended December 31, 2005 financial statements follow on pages F-1 to F-17, and potential investors are encouraged to read that information thoroughly before deciding on whether to invest in us.

          UNAUDITED THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2006 AND
                     SEPTEMBER 30, 2005 FINANCIAL STATEMENTS
            --------------------------------------------------------
     CONDENSED BALANCE SHEETS -
     September 30, 2006                                          F-1

     CONDENSED STATEMENTS OF OPERATIONS  -
     Three and Nine Months ended September 30, 2006 and 2006     F-2

     CONDENSED STATEMENTS OF CASH FLOWS  -
     Nine Months ended September 30, 2006 and 2005               F-3

     NOTES TO FINANCIAL STATEMENTS                               F-4

     c) We plan to expand our discussion of Data Call's cash requirements and elaborate and clarify the terms and conditions of Data Call's funding activities as disclosed under "Liquidity and Capital Resources" in the amended Registration Statement (which include the additional sale to Ms. Lin of 500,000 shares at $0.10 per share and our most recent entry into a loan in the amount of $50,000 with one of our current shareholders) and replaces the discussion of Data Call's capital needs with the following (additionally updating the amended Registration Statement throughout to make Data Call's previously disclosures consistent with the information below):

     "Due to the $395,000 of net cash raised through the sale of common stock during the nine months ended September 30, 2006, of which approximately $43,257 remained as of September 30, 2006, as well as the sale of 500,000 shares of common stock to an existing shareholder of Data Call for aggregate consideration of $50,000, subsequent to September 30, 2006, and our entry into a loan with a separate existing shareholder of Data Call in the amount of $50,000, which loan bears interest at the rate of 7% per annum, which interest is payable at maturity, and has a due date of December 31, 2007, we believe that with our current rate of monthly expenditures, approximately $75,000 per month (which amount does not

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     include  the  full amount of our executive officers' salaries, a portion of which is being accrued until such time as we have sufficient funds to pay the full amount of such salaries), we will be able to maintain our operations for approximately the next thirty days with the approximately $35,000 of cash on hand that we had as of November 8, 2006, if we generate no material funds through sales during the next thirty days.

     In addition to the $50,000 loan provided by a shareholder subsequent to September 30, 2006, we are currently attempting to raise additional funds to support our operations until this Registration Statement is declared effective, through additional loans from our current shareholders; however there can be no assurance that additional loans can be obtained on favorable terms, if at all.

     Moving forward, once this Registration Statement has been declared effective and we are no longer in the quiet period (as described above), we plan to raise additional capital through the sale of debt and/or equity, which sales may cause dilution to our then existing shareholders. We provide no assurances that we will be able to raise additional capital subsequent to the effectiveness of this Registration Statement, and/or that such sales of securities will not be on unfavorable terms."

3. YOU HAVE ASKED US TO ANSWER IN GREATER DETAIL YOUR PRIOR COMMENT 1 -- "WE NOTE THAT IN JULY 2006 YOU OFFERED AND SOLD 2 MILLION SHARES OF COMMON STOCK AND 200,000 WARRANTS TO LEE-TZU LIN, AND THAT THE SHARES OF COMMON STOCK HELD BY MR. LIN HAVE BEEN INCLUDED IN THE REVISED FEE TABLE AND SELLING SECURITY HOLDERS TABLE IN THIS REGISTRATION STATEMENT. WITH CITATION TO RELEVANT NO-ACTION LETTERS, CASE LAW, REGULATIONS, AND INTERPRETIVE GUIDANCE, PLEASE PROVIDE US WITH A DETAILED ANALYSIS OF YOUR BASIS FOR RELYING ON SECTION 4(2) OF THE SECURITIES ACT TO OFFER AND SELL SECURITIES TO MR. LIN, PARTICULARLY IN LIGHT OF THE FACT THAT THE TRANSACTION TOOK PLACE WHILE YOU WERE IN REGISTRATION. YOUR ANALYSIS SHOULD FOCUS UPON THE NUMEROUS INDICIA FOR DETERMINING WHETHER A TRANSACTION DOES NOT INVOLVE A PUBLIC OFFERING. WE MAY HAVE FURTHER COMMENTS UPON REVIEW OF YOUR RESPONSE."

While we have removed Ms. Lin's shares from the amended Registration Statement, the detailed analysis of Data Call's basis for relying on Section 4(2) of the Securities Act of offer and sell securities to Ms. Lin is below:

Pursuant to Securities and Exchange Commission ("Commission") Release Nos. 33-4434 (December 6, 1961) and 33-4552 (November 6, 1962) and Rule 502 of the
Securities Act of 1993, as amended (the "Act"), there are five (5) factors to be considered when deciding if two offerings should be treated as one (1) and thereby integrated. Those factors are:

1)     Whether  the  sales  are  part  of  a  single  plan  of  financing;
2)     Whether  the  sales involve the issuance of the same class of securities;

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3)     Whether  the  sales  have  been  made  at  or  about  the  same  time;
4)     Whether  the  same  type  of  consideration  is  being  received;  and
5)     Whether  the  sales  are  made  for  the  same  general  purpose.

The sale of the securities by Data Call to Lee Tzu-Lin ("Lin") in July 2006, pursuant to an exemption from registration provided by Section 4(2) of the Act, can be distinguished from the prior sales by Data Call for the period from April 2003 to February 2006, pursuant to an exemption from registration provided by Rule 506(d) of the Act, by considering each factor of the integration analysis.

1)     WHETHER  THE  SALES  ARE  PART  OF  A  SINGLE  PLAN  OF  FINANCING.

     The sales to Lin were not part of the same financing as April 2003 to February 2006 sales (the "Rule 506" offering). A period of more than five
     (5) months elapsed from Data Call's last sale pursuant to Rule 506(d) and the Lin sale. Originally Data Call believed that they had raised sufficient funds to continue its operations throughout the registration statement process, however around approximately July 2006, it determined that because of the length of the registration process and increased accounting and legal costs associated with its January 2006 Rescission Offer accounting and disclosure, it would need to raise additional funds to have sufficient funds to respond to the Commission's comments and to continue its business operations until its Registration Statement filing could be declared effective with the Commission. The Lin subscription, which was not contemplated or anticipated when Data Call closed its Rule 506 offering in February 2006, was not part of that original funding, but instead was its own offering, intended to provide Data Call a needed boost of capital.
     Additionally, as shown by the type of offering of the Lin subscription, i.e., common stock plus warrants, compared to a pure common stock offering as was the case with the prior Rule 506(d) offering, it is clear that the Lin subscription was not part of Data Call's original plan of financing and should therefore not be integrated with the prior offering.

2)     WHETHER  THE  SALES INVOLVE THE ISSUANCE OF THE SAME CLASS OF SECURITIES.

     As discussed above under (1), the sales do not involve the issuance of the same class of securities. The prior Rule 506 sales were solely for common stock at $0.10 per share, whereas the Lin subscription included both common stock at $0.10 per share and warrants to purchase shares of common stock at $0.50 per share. The warrants included in the Lin subscription were never contemplated or offered in connection with the Rule 506 subscriptions. Furthermore, neither the Lin shares nor warrants are being registered in the Registration Statement.

3)     WHETHER  THE  SALES  HAVE  BEEN  MADE  AT  OR  ABOUT  THE  SAME  TIME.

     As stated above a period of more than five (5) months had elapsed from Data Call's last sale pursuant to Rule 506 in February 2006, and the Lin subscription in July 2006. As shown by the "recent sales of equity securities" section of the Registration Statement, from April 2003 until February 2006, Data Call sold a large number of shares of common stock to various investors, which included sales during nearly every month of that period. The large amount of time which passed from the last Rule 506 offering by Data Call and the sale of the shares to Lin show that the Rule 506 sales and the Lin subscription were not part of the same offering and should therefore not be integrated.

4)     WHETHER  THE  SAME  TYPE  OF  CONSIDERATION  IS  BEING  RECEIVED.

     In  both  the  Rule  506  sales  and  the  Lin  shares,  cash  was the only
     consideration   received.   However,   this   factor   should   not   be
     determinative, as Data Call is currently in the development stage and, similar to most development companies, requires substantial outside funding to maintain its operations and continue its business plan.

5)     WHETHER  THE  SALES  ARE  MADE  FOR  THE  SAME  GENERAL  PURPOSE.

     The sales of the Rule 506 shares were for the purpose of building Data Call's business operations and providing it enough working capital to allow it to complete and gain effectiveness of its Registration Statement filing with the Commission. The Lin shares were sold to further this purpose, however, the Lin shares were only sold after the original amount of funds raised was by Data Call was found to be insufficient to pay the costs associated with Data Call's business operations and the costs associated with amended and re-filing its Registration Statement. While both the prior offering and the Lin offering were for similar purposes, raising money for Data Call's operations and filings, there was no additional offering contemplated after the Rule 506 sales and it was only because the funds raised by Data Call ran out earlier than expected that any additional funds needed to be raised at all.

As shown by the analysis above, the Rule 506 sales were part of a separate offering than the sale of shares to Lin and such sales should therefore not be integrated with Data Call's prior offering; however, still material to the analysis is whether Data Call's private sale to Lin while in registration with the Commission violated its Rule 4(2) exemption. Rule 506 of the Act requires that a Rule 4(2) exempt sale must satisfy several terms and conditions, including Rule 502, which provides under Rule 502(c), that there cannot be any general solicitation in connection with a sale. Therefore, the Rule 4(2) exemption may not be available to Data Call if Lin became known to Data Call through the Registration Statement, which could be construed as general solicitation.

Lin did not become aware of Data Call as a result of Data Call's Registration Statement filing or through general solicitation on the part of Data Call. Lin became aware of Data Call through a conversation with a current shareholder of Data Call, who suggested that Ms. Lin contact Data Call's Chief Executive Officer, James Ammons, to learn more about Data Call and potentially invest in

Data Call. Ms. Lin subsequently contacted Mr. Ammons in approximately April 2006, shortly after her conversation with a shareholder of Data Call, and through conversations with Mr. Ammons, eventually decided to invest and purchase shares in Data Call. Because Data Call's public offering in the form of the Registration Statement was not the reason that Lin became aware of the fact that Data Call may sell shares to Lyn, and Data Call did not go out and solicit Lin's subscription, the sale of securities to Lin did not involve general solicitation on the part of Data Call. Furthermore, as stated in the Agristar Global Networks, Ltd., no action letter, available February 9, 2004, the Commission has previously stated that an "issuer may conduct offerings without violating Rule 502(c) if because of [a] pre-existing business [relationship] the issuer has reason to believe that the proposed [offeree] has such knowledge and experience in financial and business matters that [she] is capable of evaluating the merits and risks of the prospective investment." In the case of the sale of shares to Lin, Mr. Ammons believed that Lin had such knowledge and experience in financial and business matters that she was capable of evaluating the merits and risks of the investment in Data Call through their conversations regarding Data Call and the significant amount of funds ($200,000) which she eventually chose to invest in Data Call. Therefore, because it was Ms. Lin who contacted Data Call about investing in Data Call, who had become aware of Data Call not through the offering but because of the word of mouth of a shareholder of Data Call, and because Mr. Ammons, through conversations with Ms. Lin had valid reason to believe she was capable of evaluating the merits and risks involved in the investment, the sale of shares to Lin did not violate Rule 502(c).






                              Yours very truly,

                              /s/ David M. Loev
                              ---------------------------
                              David M. Loev

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